

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

John Dowd
Chief Executive Officer
Lifezone Metals Limited
Commerce House, 1 Bowring Road
Ramsey, Isle of Man, IM8 2TF

Re: Lifezone Metals Limited
Registration Statement on Form F-4
Exhibit Nos 10.7-10.12, 10.14-10.22 and 10.25-10.27
Filed April 17, 2023
File No. 333-271300

Dear Mr. Dowd:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation